Exhibit 16






January 22, 2004




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

We have read Item 4 of Form 8-K dated January 20, 2004, of Integrated Surgical Systems, Inc. and are in agreement with the statements in the first two sentences of paragraph one, and the statements in paragraphs two, three and five contained on the page therein. We have no basis to agree or disagree with other statements of the registrant contained therein.